UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED FORM 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

PRIME EQUIPMENT, INC.

(Name of Small Business Issuer in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

88-0412653

(I.R.S. employer identification number)

change of address Unit 300-625 West Kent Ave. N.
Vancouver BC  V6P-6T7 Canada
(Address of principal executive offices) (Zip Code)

Tel. Tel: (604)-323-0090
Fax: (604)-323-0051

Issuer's Telephone Number

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: n/a

Name of exchange on which each class is to be registered: n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share







PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Prime Equipment, Inc. (the "Company") is a Nevada company formed under the laws of the State of Nevada on December 18, 1998, originally to engage in the construction equipment and telecommunication equipment rental & sales business. Since its inception, the company has been establishing itself in the industry. The Company has sold equity shares to raise capital, planned and arranged for management, and has commenced corporate strategic planning regarding potential viable operations. The Company currently operates out of Unit 300-625 West Kent Ave. N. Vancouver BC  V6P-6T7 Canada . The Company is a development stage company, which does not currently have supply contracts and, therefore, does not have revenues from operations for the last two fiscal years.

On July 18, 2002, Prime Equipment merged with IP Teleservices, a Canadian corporation, with Prime Equipment the surviving entity.

Business of Issuer

The Company is engaged in the import and distribution of telecommunications equipment. It signed a contract with DATICO S.P.A. (www.datico.it) of Italy for the exclusive right to import and distribute their manufactured telecommunications equipment to Internet Service Providers and end users in the North America. DATICO has extended the terms of the exclusive agreement to allow additional time for completion of the tests on the software for the Company's products. DATICO has provided that the minimum sales requirements will begin as soon as the software testing is complete, and the modem is approved for sale in North America.

The first product is a high-speed modem for DSL Internet connection, which allows the subscriber to surf at a speed of 1.5Mb to 4Mb. The Company is also looking at equipment for wireless Internet, which would fill a market need in remote areas where DSL is not available.

Prime Equipment continues to await the completion of testing for the high-speed modem. Because of the constriction of the telecommunications industry, Prime does not expect that the testing will be completed anytime soon. Since Prime Equipment could not wait indefinitely for the completion of the testing, it elected to acquire another business, with current revenues, to proceed with its business. When testing of the modem is completed,, Prime Equipment expects to be able to proceed with that aspect of its business plan.

IP Teleservices, a newly incorporated telecom company in Canada, has developed an Application Platform that is Software based and is capable to reach a global presence at low cost and short timeframe, enabling Voice 0ver Internet Protocol (VoIP) over the public internet for Long Distance telephone service and calling card businesses for the retail; wholesale and Franchising business models applicable to anywhere in the world.

The objective of IP Teleservices is to develop a global voice services backbone network on IP where VoIP Gateways and Call Management Data centers (CMDCs) will be installed at strategic locations around the world. With the platform in place, IP Teleservices will be in a position to focus at a "two prong" marketing approach to develop the business. One area of the marketing activity will be on retail business where target customer groups/ ethnic base will be offered prepaid calling cards or prepaid residential services at preferential rate to a particular destination directly through agents or IP Teleservices outlets. Concurrently, IP Teleservices will also wholesale its products by offering OEM telephone cards for phone centers; convenience stores and travel agencies/tour operators to maximize its network resources at the initial stage of the business operation. The idea of offering business opportunities to interested partners will be the main driving force in enabling an expanded IP Teleservices network reach in a shortest possible timeframe. This initiative is the first in turning basic telecom services into commodity retailing through a franchise network on a global scale..

The IP Teleservices Global VoIP platform will be setup by stages. There will be 3 CMDCs equipped with Software based IP Switch and Application servers for IP Teleservices global VoIP platform and they will be situated in Milan, Italy, Vancouver, Canada and Hong Kong, China. The 3 Regional CMDCs will be co-located and peered with tier one Internet Upstream Carrier/ Internet Gateway operators for reliability and security purposes.

Each regional CMDC will be managing remote Point Of Presents (POPs) in cities within the region where business is to be conducted or partner operation maintains a presence. The POPs will provide the basic connectivity to the local Public Switched Telephone Network (PSTN) for customer access as well as traffic termination. The terminating POPs are essential for controlling costs where majority of our traffic are terminating. All terminating POPs will be connected to least cost carriers or the respective local PSTN, depending on costs and regulatory issues.

All elements on the IP Teleservices platform are connected through the Internet domain and traffic is controlled by IP software switching and the corresponding routing will be accomplished through software controlled LCR and Gateway to Gateway VoIP logical connections.

The Company has a suitable office space in Vancouver BC. to sell the products over the Internet, and administration The rental runs on a month-to-month basis until cancelled by Prime.

Other than development of its website, the Company has no intellectual property rights.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

This Registration Statement on Form 10-SB contains forward-looking statements. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to: those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations, including, but not restricted to Nevada and eventually other jurisdictions; competitive and other factors affecting the Company's operations, markets, products and services; those risks associated with the ability to obtain contracts and the funding of the Company and other costs associated with the Company's marketing strategies; those risks associated with the Company's ability to successfully negotiate with certain business owners; those risks relating to estimated contract costs, estimated losses on uncompleted contracts and estimates regarding the percentage of completion of contracts, risks relating to the ability of Company to raise the funds necessary to operate and develop business, and risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to any possible future lawsuits against the Company and the associated costs, and risks associated with future profitability. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement on Form 10-SB will, in fact, occur. The Company's actual results may differ materially as a result of certain factors, including those set forth in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Company.

The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB and the notice regarding forward-looking statements.

PLAN OF OPERATION

The Company plans to engage in the sale of telecommunications equipment. Additional funding through private placement will be necessary to enable the Company to lease a suitable office warehouse facility in Las Vegas and to enable the Company to complete its Web Page and to secure contracts with suppliers and users.

The Company plans on development of its web site sales by marketing through the use of mailers to potential customers, inviting them to visit the web site, learn about the Company's products, and purchase its products. The Company expects to contract with independent sales persons to assist in its marketing and sales efforts.

The Company intends to raise adequate funds from interested local parties to provide adequate working capital of up to $2,250,000 for the next 12 months. This will be used to develop Internet business, pay professionals and for advertising in the Yellow Pages and media and purchase the telecommunications equipment. The Company expects to add employees over the next 12 months as additional orders increase. The Company expects to begin the process of raising adequate funding as soon as possible.

Will be able to market such other equipment, even if such equipment is not equal or superior to the DATICO modem.

Revenue

The Company has not received revenues from operations during the two-year period preceding the filing of this form. The Company has not achieved any revenue from operations to date.

Liquidity

The Company will have to raise additional capital in the next twelve months. As of December 31, 2001, the Company had nominal working capital and results. In order to satisfy the liquidity needs of the Company for the following twelve months, the Company will be primarily dependent upon loans from management, proceeds from the sale of the Company's common and/or preferred stock through one or more private placements and future cash flow from operations

The Company has issued shares of its Common Stock from time to time in the past to satisfy certain obligations and expects in the future to also acquire certain services and satisfy indebtedness utilizing authorized shares of the capital stock of the Company. If operations and cash flow can be improved through these efforts, management believes that the Company's liquidity problems will be resolved and that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations.

The plan of the Company is to raise more financing through loans and the sale of the Company's common and preferred stock to enable the Company to purchase equipment, hire employees and execute additional contracts with equipment manufacturers. An overall budget of $2,250,000 for the first year should achieve the Company's goals.

Potential Uncertainties

As the Company expects eventually to obtain sales from overseas businesses and such expenditures are generated in foreign currencies, fluctuations in the value of currencies relative to the United States dollar could adversely affect the Company's profitability. Royalty payments, if any, paid by the Company relating to foreign licensing arrangements would be converted to U.S. dollars based on the exchange rate at the time of payment.

Year 2000 Compliance

BACKGROUND. Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather then 2000.

ASSESSMENT. All of the Company's equipment (small office electronics, computers, printers and copiers), as well as equipment it intends to sell are 100% Y2K compliant and fully functional at this time. Therefore, management does not anticipate any negative impact of the continuation of the Year 2000.

ITEM 3. DESCRIPTION OF PROPERTY

The Company's principal executive and administrative offices are located in new address, in which it shares leased premises under a month-to-month agreement with an executive office center. The Company intends to stay at this premise until it gets economically viable or until the Company has made other plans or found suitable space. The Company rents on a per month basis, a shared office for economic reasons until the Company has adequate financing to develop its business. A copy of the lease is attached as an Exhibit. The Company considers its executive and administrative offices to be adequate and suitable for its current needs. The Company does not own or lease any other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Following is a list of certain beneficial shareholders of Prime Equipment, owning 5% or more the issued and outstanding stock, as of June 30, 2002:

Title of Class	Name of Beneficial Owner	Amount and nature of beneficial ownership	Percent of Class
Common	Media Fund limited	900,000	9.9%
Common	Virgo Enterprises Co.	720,000	7.9%
Common	Ms. Kam-Lan Mak	680,000	7.5%
Common	Best Holding Limited	900,000	9.9%
Common	Best Reliance Limited	600,000	6.6%
Common	Ms. Lai-Bing Fung	800,000	8.8%
Preferred	Polinvest, LTD	500,000	100%

Changes In Control

The Company has undertaken a merger that results in a change in control of the Company. Company's management is expected to remain in their respective positions indefinitely. There are no agreements or understandings, verbal or written, in which any of the Company's management has or will agree to resign at the request of another person, nor are any of the officers or directors acting at the direction of another person. However, in the future the Company may consider strategic alliances with other companies that might provide additional products that would be sold by the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the directors and executive officers of the Company, their ages, and all positions held with the Company.


Name	Age	Position(s)
Alexander J. Martyniak		Director
Piero Dante Guglielmi	37	President, Secretary



Mr. Piero Dante Guglielmi received training in international marketing from Simon Fraser University in Vancouver, British Columbia. Between 1989 and 1996, he was in charge of research and development, as well as, corporate filing for North American Fire Guardian Technology, Inc. From 1996 until the present, he has been in charge of technical marketing and a director of North American Fire Guardian Technology, Inc.

Mr. Alexander J. Martyniak received a diploma in International Business from Langara College, in Vancouver, B.C.  From 1992 to 1994, Mr. Martyniak owned and operated Primalex Development, in New Westminster, B.C.  Primalex was an interior finishing and painting contract company.  From 1994 to 1996, he was the owner and operator of Pronto Moda Clothing, Vancouver, B.C., a clothing importer and distributor.  During 1997, Mr. Martyniak was on a Co-op Work Team for Industry Canada, in Vancouver, B.C.  On that team, he marketed internet training and trained business owners and managers on the business applications of the internet.  Since May of 1998, Mr. Martyniak has been the commercial attache and Business Development Manager for the Italian Chamber of Commerce of British Columbia.  In that position, he assists Italian and Canadian companies in bilateral trade and investment, organizes trade missions and business meetings, organizes promotional events, conducts market research and writes marketing reports; does business and marketing consulting, cultivates relationships with the Chamber's members, and is responsible for public relations with the business community and governments.

Currently there are no agreements or understanding for any officer or director to resign at the request of another person and that none of the officers or directors are acting on behalf of or will act at the direction of any other person.

ITEM 6. EXECUTIVE COMPENSATION

There has been no executive compensation in any form to date with the exception of the issuance of 25,000 shares to Giovanni Iachelli for services rendered to date. It is anticipated that the officers and directors will receive compensation as sales of equipment are completed, including salaries and stock compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 1, 2000, Mr. Giovanni Iachelli received 25,000 for services rendered to date. With the exception of the shares issued to Mr. Iachelli, there have been no other material transactions in the past two years or proposed transactions to which the Company has been or is proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities (of which there are none) is involved.

The Company has no promoters other than its officers and directors. There have been no transactions, which have benefited or will benefit its officers and directors either directly or indirectly, except for the issuance of stock to Giovanni Iachelli for services rendered.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company has 50,000,000 authorized shares of Common Stock, $.001 par value per share, of which 4,046,000 shares were issued and outstanding as of June 30, 2002, and 24,000,000 shares of Preferred Stock, of which 500,000 shares are issued and outstanding as of June 30, 2002. Holders of the Common Stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Holders of the Common Stock are not entitled to cumulative voting. The Common Stock has no redemption, preemptive or sinking fund rights.

To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or bylaws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Company is voluntarily filing this Registration Statement on Form 10-SB to obtain listing on the OTC Bulletin Board, which requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the OTC Bulletin Board or on some other exchange that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,021,000 shares of common stock that were issued as follows: 100,000 shares of common stock for cash subject to Rule 144 in December 1998; 100,000 issued pursuant to Regulation D, Rule 504 on March 1999. On October 22, 1999, all of the existing shareholders surrendered their stock and the Company issued 4,000,000 shares of common stock to those shareholders, pursuant to a 20 for 1 forward split. No additional stock was sold at that time. On November 14, 1999 1,000 shares of restricted common stock was issued, and in December 17, 1999 20,000 shares on restricted common stock was issued, both pursuant to a Rule 504 private placements. The Company issued 25,000 shares of restricted common stock to Giovanni Iachelli on November 1, 2000, for services rendered.

Stockholders

There are 51 shareholders of record for the Company's common stock.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. The Company's sole officer and director is not an adverse party to the Company nor does he have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in accountants or disagreements on accounting and financial disclosure matters.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In December of 1998, the Company issued 100,000 shares of Common Stock for cash proceeds of $100 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting. In February of 1999, the Company issued 100,000 shares of Common Stock for cash proceeds of $10,000 pursuant to pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. All of the investors were accredited investors, and all signed subscription agreements so attesting.

On October 22, 1999, the Company approved a forward stock split of 20 shares for each existing share, creating 3,800,000 common shares.

On November 14, 1999, the Company issued 1,000 shares of Common Stock for cash proceeds of $1,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

On December 17, 1999, the Company issued 20,000 shares of Common Stock for cash proceeds of $20,000 in a private transaction, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

All of the above issuance of securities were issued in reliance on Section 4(2) of the Securities Act of 1933, which provides an exemption from registration for transactions not involving any public offering.

ITEM 5. INDEMNIFICATION 0F DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

PART F/S

Financial Statements

The following financial statements are filed in this Part F/S of this Form 10-SBA:

1. Unaudited Financial Statements of IP Teleservices, Inc. for the period ended June 30, 2002

2. Unaudited Financial Statements of Prime Equipment, Inc. for the period ended June 30, 2002

3. Audited Financial Statements for the year ended December 31, 2001

4. Audited Financial Statements for the year ended December 31, 2000

.


IP TELESERVICES INC.

Financial Statements

(Unaudited)

June 30, 2002

(U.S. Dollars)

IP TELESERVICES INC. CONTENTS

FINANCIAL STATEMENTS

June 30, 2002

(Unaudited)

(U.S. Dollars)

INDEPENDENT ACCOUNTANTS' REPORT
BALANCE SHEET	STATEMENT 1
STATEMENT OF EARNINGS	STATEMENT 2
STATEMENT OF STOCKHOLDER'S EQUITY	STATEMENT 3
STATEMENT OF CASH FLOWS	STATEMENT 4
NOTES TO THE FINANCIAL STATEMENTS

'

EVANCIC PERRAULT ROBERTSON

CERTIFIED GENERAL ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder

IP Teleservices Inc.

We have reviewed the accompanying balance sheet of IP Teleservices Inc. as at June 30, 2002 and the statements of earnings, stockholder's equity and cash flows for the period from January 1, 2002 to June 30, 2002. These financial statements are the responsibility of IP Teleservices Inc.'s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expressed.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

CERTIFIED GENERAL ACCOUNTANTS

Coquitlam, B.C.

August 13, 2002

2nd Floor Heron Centre, 566 Lougheed Highway, Coquitlam, B.C. V3K 3S3

Telephone (604) 936-4377 Fax (604) 936-8376

Website: eprcoq.com Email: eprcoq@eprcoq.com

Office Across Canada

Affiliates Around the World

IP TELESERVICES INC.                                                                                                                     STATEMENT 1

BALANCE SHEET

June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)

	2002	2001

ASSETS

Current:
Cash	$108,477	$11,964
Accounts receivable	155,132	--
Government agencies receivable	--	4,215
Inventory	--	1,625
Current portion of lease receivable - note 2	8,092	--

	271,701	17,804

Lease receivable - note 2	22,808	--

Due from shareholder - note 3	1,569	1,588

Due from director - note 6	2,470	--

Property, plant and equipment - note 4	116,148	48,254

Net future income tax assets	8,814	--

	$423,510	$67,646

LIABILITIES AND STOCKHOLDER'S EQUITY

Current:
Accounts payable and accrued liabilities	$174,624	$15,070
Customer deposits	56,423	--
Government agencies payable	2,682	--
Corporate taxes payable	29,706	--

	263,435	15,070

Loans payable - note 5	123,681	73,211

Due to director - note 6	--	3,990
	387,116	92,271

Stockholder's equity
Capital stock - note 7	1	1
Other comprehensive income (loss)	346	(569)
Retained earnings (deficit)	36,047	(24,057)
	36,394	(24,625)
	$423,510	$67,646

    On behalf of the Board

________________________________Director

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

IP TELESERVICES INC.                                                                                                                          STATEMENT 2

STATEMENT OF EARNINGS

For the quarter ended June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)

	Three Months ended June 30, 2002	Three Months ended June 30, 2001

Revenues	$120,135	$--

Costs of goods sold	78,869	--

Gross profit	41,266	--

Expenses
Amortization	11,680	81
Bank charges and interest	1,120	4
Consulting	9,756	11,680
Foreign exchange	9,426	--
Office	92	163
Professional fees	3,124	--
Promotions and entertainment	--	136
	35,198	12,064
Earnings (loss) before provision for income taxes	6,068	(12,046)

Income taxes
Current income taxes	4,878	--
Deferred income taxes	(8,780)	--
	(3,902)	--
Net earnings (loss) for the period	$9,970	$(12,064)
Weighted average number of shares outstanding	5,000,000	5,000,000
Earnings (loss) per share	$0.0020	$(0.0024)

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

IP TELESERVICES INC.                                                                                                                  STATEMENT 3

STATEMENT OF STOCKHOLDER'S EQUITY

For the period from date of incorporation to June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)

	Common Shares		OCI	Retained Earnings (Deficit)	Total
	Number	Amount

Issuance of stock for cash
March 16, 2001	1	$1	$--	$--	$1

Net loss for the period	--	--	--	(24,057)	(24,057)

Effect of foreign exchange	--	--	(569)	--	(569)

Balance, June 30, 2001	1	1	(569)	(24,057)	(24,625

Net earnings for the period	--	--	--	24,128	24,128

Effect of foreign exchange	--	--	567	--	567

Balance December 31, 2001	1	1	(2)	71	70

March 23, 2002 stock split
(Note 7)	4,999,999	--	--	--	--

Net earnings for the period	--	--	--	35,976	35,976

Effect of foreign exchange	--	--	348	--	348

Balance, June 30, 2002	5,000,000	$1	$346	$36,047	$36,394

The accompanying notes are an integral part of these financial statements.

EVANCIC PERRAULT ROBERTSON

IP TELESERVICES INC.                                                                    STATEMENT 4

STATEMENT OF CASH FLOWS

For the quarter ended June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)

	Three Months Ended June 30, 2002	Three Months ended June 30, 2001
Cash provided by (used for)

Cash from operating activities:
Earnings (loss) from operating activities	$9,970	$(12,064)
Items not requiring an outlay of funds
Amortization	11,680	81
Net future income tax assets	(8,780)	--
	12,870	(11,983)
Changes in non-cash working capital
Decrease in accounts receivable	127,918	--
Increase in inventory	--	(1,570)
Increase (decrease) in accounts payable and accrued liabilities	(49,073)	5,618
Increase in amounts payable (receivable) from government agencies
Increase in customer deposits	32,000	--
Increase in corporate taxes payable	4,878	--
	130,609	(12,075)

Cash from financing activities
Loan advances (repayment)	(50,000)	71,511
Loan to shareholder	--	(1,550)
Loan repayment to director	(6,469)	(27,051)
	(56,469)	42,910

Cash from investing activities:
Purchase of property, plant and equipment	(14,928)	(39,578)
Effect of exchange rate changes on cash	825	707

Increase (decrease) in cash	60,037	(8,036)

Cash, beginning of period	48,440	20,000

Cash, end of period	$108,477	$11,964

Supplemental Disclosures
Interest paid	$--	$--
Income taxes paid	$--	$--

IP TELESERVICES INC.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2002

(Unaudited - See Independent Accountants' Report)

(U.S. Dollars)

IP Teleservices Inc. (IPT) is a telecommunication company in Canada poised to be the leader in "softswitch" Voice over Internet Protocol (VoIP) implementation on a global scale. It will generate significant traffic volume from the retail, wholesale and franchising opportunities around the world. At the same time, it will improve the overall margin continuously as its network grows with its latest integrated software technology.

The Company was incorporated on March 16, 2001 under the Canada Business Corporations Act by a team of experienced telecom marketers and software developers. Its objective is to build and develop a Global Voice Services Backbone Network that connects to VoIP Gateways and Call Management Data Centres spanning the globe. It has successfully built a software based VoIP application platform that enables VoIP over the Internet for Long Distance Telephone services and Calling Card businesses. This platform can be deployed inexpensively, quickly and, most importantly, globally.

IP Teleservices Inc. has been making acquisitions and establishing partnerships with strategic local telecom companies. Through these acquisitions, IPT has placed itself in a position to provide a global VoIP Network that will link its presence in North America to Asia and Europe. This in turn provides many opportunities for the Company to develop business opportunities in the retail, wholesale and franchising sectors.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents includes cash and those short-term market instruments which, on acquisition, have a term to maturity of one year or less.

Financial instruments

The estimated fair value of cash and equivalents, accounts receivable, lease receivable, loans receivables, accounts payable and accrued liabilities, and loans payable approximate their carrying amounts in the financial statements. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial statements.

Inventory

Inventory is recorded at the lower of cost and net realizable value.

Revenue recognition

Telecommunication products and services:

Revenue is recorded, net of trade discounts and allowances, upon shipment of products or rendering of services and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Earnings (Loss) per share

Basic EPS is determined using net income divided by the weighted average number of shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

The EPS has been calculated assuming that the stock split had been in effect since the beginning of the preceding year.

Translation of foreign currencies

The functional currency of the Company is the Canadian dollar. The financial statements of the Company's operations whose functional currency is other than the Canadian dollar are translated from such functional currency to Canadian dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains will be accumulated in other comprehensive income (OCI) under the stockholders' equity section.

Property, plant and equipment

Capital assets are recorded at cost. Amortization is provided annually on a straight-line basis over a period of three years to write-off the assets over their estimated useful lives.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

2 LEASE RECEIVABLE

	2002	2001
Equipment leased out for a term of two years commencing
December 11, 2001 with monthly lease receipts of $1,687 excluding sales taxes, at an interest rate of 13.825%
Aggregate of payments receivable	$34,789	$--
Less: unearned interest	(3,889)	--
	30,900	--
Less: current portion	(8,092	--
	$22,808	$--

3. DUE FROM STOCKHOLDER

The Company has advances receivable from its parent company. Advances carry no specific provision for interest or repayment. The parent company stated that it will not request repayment within the next fiscal year.

4. PROPERTY, PLANT AND EQUIPMENT

			2002	2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment	$11,195	$3,973	$7,222	$8,985
Telephone equipment	138,521	29,595	108,925	39,269
	$149,716	$33,568	$116,148	$48,254

5. LOANS PAYABLE

	2002	2001
Best Holding Limited	$20,845	$--
Media Fund Limited	70,725	--
Bove Telecom Services, Inc.	32,111	--
	$123,681	$--

The Company has loans payable which are non-interest bearing and have no specific repayment terms. The lenders stated that they will not request payment within the next fiscal year.

6. DUE FROM/TO DIRECTOR

The Company has a loan receivable from its director which is non-interest bearing and has no specific repayment terms.

7. SHARE CAPITAL

Authorized: unlimited common shares without par value.

	2002	2001
Issued and outstanding:
5,000,000 common shares	$1	$1

On March 23, 2002, the Company split its common shares by a ratio of 5,000,000 to 1.

EVANCIC PERRAULT ROBERTSON

UNAUDITED FINANCIAL STATEMENTS

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

JUNE 30, 2002 AND JUNE 30, 2001

Page Number
INDEPENDENT ACCOUNTANTS REPORT	1
FINANCIAL STATEMENT
Balance Sheet.	2
Statements of Operations and Deficit
Accumulated During the Development Stage	3
Statement of Changes in Stockholders' Equity.	4
Statements of Cash Flows.	5
Notes to the Financial Statements.	6-8

David E. Coffey	3651 Lindell Road, Suite I, Las Vegas, Nevada 89103
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

Of Prime Equipment, Inc.

Las Vegas, Nevada

I have reviewed the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of June 30, 2002 and June 30, 2001 and the related statements of operations, cash flows, and changes in stockholders' equity for the periods then ended, as well as the cumulative period from December 18, 1998 (date of Inception) to June 30, 2002. These statements are the responsibility of Prime Equipment, Inc.'s management.

I conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion of an opinion regarding the financial statements taken as a whole. Accordingly, no such opinion is expresses.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles established by the American Institute of Certified Public Accountants.

/s/ David E. Coffey, C.P.A.

David E. Coffey, C.P.A.

Las Vegas, Nevada

August 8, 2002

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	June 30, 2002	June 30, 2001
ASSETS

Cash	$ 0	$ 6,361
Notes receivable	0	10,000
Interest receivable	0	1,816
Deposits	0	150
Total Assets	$ 0	$ 18,327
LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$ 53,841	$ 41,527
Note payable	25,000	25,000
Interest payable	5,048	2,548
Notes payable to stockholders	46,505	46,505
Interest payable to stockholders	5,395	1,559
Loans from stockholders	9,169	4,668
Total Liabilities	144,958	121,807

Stockholders' Equity
Common stock, authorized 50,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,046
Preferred stock, authorized 24,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital	46,304	46,304
Deficit accumulated during the
development stage	(195,308)	(153,830)
Total Stockholders' Equity	(144,958)	(103,480)
Total Liabilities and Stockholders' Equity	$ 0	$ 18,327

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended March 31,		Six months ended June 30,		From Inception, Dec. 18, 1998, to June 30, 2002
	2002	2001	2002	2001
Interest Earned	$0	$200	$0	$400	$2,017
Expenses
Organizational expense	0	0	0	0	400
Consulting	2,000	0	2,000	0	75,650
Rent	1,050	1,350	2,430	2,280	8,761
Office expenses	290	1,863	706	4,716	8,116
Fees	25	105	25	480	1,567
Professional fees	5,345	9,870	9,769	22,420	60,198
Travel	1,516	2,300	1,516	17,476	24,784
Meals and entertainment	280	738	260	2,808	3,292
Interest expense	2,699	1,880	5,237	3,431	14,557
Total expenses	13,185	18,106	21,943	53,611	197,325

Net income (loss)	(13,185)	(17,906)	(21,943)	(53,211)	$(195,308)

Retained earnings, beginning of period	(182,123)	(135,924)	(173,365)	(100,619)
Deficit accumulated during the development stage	$(195,308)	$(153,830)	$(195,308)	$(153,830)	$(153,830)

Earnings (loss) per share
assuming dilution, after giving
effect to a 20 for 1 stock split
effective October 22, 1999
Net loss	$0.00	$0.00	$(0.01)	$(0.01)	$(0.05)
Weighted average shares outstanding	4,046,000	4,046,000	4,046,000	4,046,000	3,887,256

The accompanying notes are an integral part of these financial statements

 PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998, (Date of Inception) TO JUNE 30, 2002

	Common Stock		Additional	Deficit accumul-	Total
	Shares	Amount	Paid-in	ated during the de-
			Capital	velopment stage
Balance, December 18, 1998	--	$ --	$ --	$ --	$ --
Issuance of common stock for cash
December 31, 1998	100,000	100	0	0	100
Less net loss	0	0	0	(400)	(400)
Balance, December 31, 1998	100,000	100	0	(400)	(300)
Issuance of common stock for cash
March 25, 1999	100,000	100	9,900	0	10,000
Stock split 20 for 1
October 22, 1999	3,800,000	3,800	(3,800)	0	0
Issuance of common stock for cash
November 15, 1999	1,000	1	999	0	1,000
Issuance of common stock for cash
December 17, 1999	20,000	20	19,980	0	20,000
Less offering costs	0	0	(5,750)	0	(5.750)
Less net loss	0	0	0	(24,092)	(24,092)
Balance, December 31, 1999	4,021,000	4,021	21,329	(24,492)	858
Issuance of common stock for services,
October 25, 2000	25,000	25	24,975	0	25,000
Less net loss	0	0	0	(76,127)	(76,127)
Balance, December 31, 2000	4,046,000	4,046	46,304	(100,619)	(50,269)
Less net loss	0	0	0	(72,746)	(72,746)
Balance, December 31, 2001	4,046,000	$ 4,046	$ 46,304	$ (173,365)	$(123,015)
Less net loss	0	0	0	(21,9443)	(21,943)
Balance, June 30, 2002	4,046,000	$ 4,046	$ 46,304	$ (195,308)	$(144,958)

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS)

(With Cumulative Figures From Inception)

	Three months ended June 30		Six months ended June 30,		From Inception, Dec. 18, 1998, to June 30, 2001
	2002	2001	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income or (loss)	$(13,185)	$(17,906)	$(21,943)	$(53,211)	$(195,308)
Non-cash items included in net loss	0	0			0
Adjustments to reconcile net loss to
cash used by operating activity
Interest receivable	0	(200)	0	(400)	0
Accounts payable	3,916	11,869	10,563	13,973	53,841
Loans from stockholders	3,881	3,619	3,881	(6,769)	9,169
Deposits	150	(150)	150	(150)	0

NET CASH PROVIDED BY OPERATING ACTIVITIES	(5,238)	(2,768)	(7,349)	(46,557)	(132,296)

CASH FLOWS USED BY INVESTING ACTIVITIES	0	0	0	0	0

NET CASH USED BY INVESTING ACTIVITIES	0	0			0

CASH FLOWS FROM FINANCING ACTIVITIES
Note payable	0	0	0	0	25,000
Interest payable	625	625	1,250	1,250	5,048
Notes payable to stockholders	0	4,000	0	46,505	46,505
Interest payable to stockholders	1,001	900	1,964	1,559	5,395
Sales of common stock	0	0	0	0	4,046
Paid-in capital	0	0	0	0	52,064
Less offering costs	0	0	0	0	(5,750)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,626	5,525	3,234	49,314	132,298

NET INCREASE IN CASH	(3,612)	2,757	(4,115)	2,757	$0

CASH AT BEGINNING OF PERIOD	3,612	3,604	4,115	3,604

CASH AT END OF PERIOD	$0	$6,361	$0	$6,361

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 30, 2001

NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada.  The business purpose of the Company was then to start a chain of equipment rental services.  In October of 2000, the Company modified its business purpose to that of selling telecommunications equipment and services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    ISSUANCE OF COMMON STOCK

On December 31, 1998, the Company sold 100,000 shares of its common stock at $.001 per share for $100 initial working capital.

On March 25, 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000. It sold 1,000 shares of its common stock at $1.00 per share of $1,000 on November 15, 1999 and 20,000 shares of its common stock at $1.00 for $20,000 on December 17, 1999. The proceeds were used for working capital and to start a chain of equipment rental services.

On October 25, 2000 the Company issued 25,000 shares of its common stock at $1.00 per share for consulting services valued at $25,000.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4(2) of the Securities Act.

NOTE C    NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value.  Of the 74,000,000 authorized shares, 50,000,000 are common stock, and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved an increase in the authorized number of common shares from 50,000,000 to 500,000,000 and an increase in the number of preferred shares from 24,000,000 to 100,000,000.  The increase did not become effective because proxy materials were not issued and shareholder approval was not obtained.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 20, 2001

(continued)

NOTE D    STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split.  Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E    EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period.  Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued.  Since the company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F    NOTES PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its unsecured note maturing April 30, 2001 (now extended to April 30, 2003) with simple interest at the rate of 10% per annum.

NOTE G    LINES OF CREDIT AND NOTES PAYABLE TO STOCKHOLDERS

As of January 10, 2001 two stockholders extended lines of credit of $100,000 each to the Company.  All credit drawn by the Company is documented by Promissory Notes, unsecured, payable on demand, with interest at the rate of 8% per annum, compounded annually.  In the event of default by the Company the interest rate increases to 10%.

Total credit extended under the two $100,000 lines of credit as of June 30, 2002 was $26,405 and $20,100, respectively, for a total of $46,505.

NOTE H     RELATED PARTY TRANSACTIONS

Stockholders have loaned funds without charges for interest to pay on-going expenses of the Company.  The total of such advances was $9,169 as of June 30, 2002.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2002 AND JUNE 20, 2001

(continued)

NOTE 1 SUBSEQUENT EVENTS

On July 10, 2002, the company approved a reverse acquisition of IP Teleservices, Inc. The Company will issue 5,000,000 shares of its common stock in exchange for all of the outstanding shares of IP Teleservices, Inc. and a software platform and will issue 500,000 shares of its preferred stock in exchange for services before August 31, 2002.

The following is a summary of the unaudited balance sheet and statement of earnings of IP Teleservices, Inc. in US dollars:

Balance Sheet

March 31, 2002

Current assets	$332,427
Other assets	128,117
Total assets	$460,544

Current liabilities	$264,649
Other liabilities	170,544
Shareholders' equity	23,351
Total liabilities and equity	$460,544

Statement of Earnings

Three months ended March 31, 2002

Revenues	$263,769
Cost of goods sold	(171,597)
Gross profit	92,172
Expenses	(43,568)
Income taxes	(23,834)
Net earnings	$25,279

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

Page Number
INDEPENDENT ACCOUNTANT'S REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1
FINANCIAL STATEMENT
Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2
Statements of Operations and Deficit Accumulated During the Development Stage . . . . . . . . . . . . . . . . .	3
Statement of Changes in Stockholders' Equity . . . . . .	4
Statements of Cash Flows . . . . . . . . . . . . . . . . . . . .	5
Notes to the Financial Statements . . . . . . . . . . . . . .	6-7

David E. Coffey	3651 Lindell Road, Suite I, Las Vegas, Nevada 89103
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

Of Prime Equipment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 2001, and December 31, 2000, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to December 31, 2001. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 2001, and December 31, 2000, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 in conformity with generally accepted accounting principles.

David E. Coffey, C.P.A.

Las Vegas, Nevada

February 4, 2002

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS

Cash	$4,115	$3,604
Notes Receivable	0	10,000
Interest receivable	0	1,406
Deposits	150	0

Total Assets	$4,265	$15,020

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts Payable	$43,278	$27,554
Notes payable	25,000	25,000
Interest payable	3,798	1,298
Notes payable to stockholders	46,505	0
Interest payable to stockholders	3,411	0
Loans from stockholders	5,288	11,437

Total Liabilities	127,280	65,289

Stockholders' Equity
Common stock, authorized 50,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares, after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,046
Preferred stock, authorized 24,000,000
Shares at $.001 par value, none issued
or outstanding	0	0
additional paid-in capital	46,304	46,304
Deficit accumulated during the
Development State	(173,365)	(100,619)
Total Stockholders' Equity	(123,015)	(50,269)
Total Liabilities and Stockholders' Equity	$4,265	$15,020

The accompanying notes are an integral part of

these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

(With Cumulative Figures From Inception)

	Three months ended Dec. 31,		Year ended December 31,		From Inception, Dec. 18, 1998, to Dec. 31, 2001
	2001	2000	2001	2000
Interest earned	$0	$200	$600	$800	$2017

Expenses
Organizational expense
	0	0	0	0	400
Consulting
	0	25000	0	50000	73650
Rent
	1350	1495	4836	1495	6331
Office expenses
	433	890	6460	890	7409
Fees
	150	450	655	887	4542
Professional fees
	4556	12141	32469	16960	50430
Travel
	0	5397	17872	5397	23268
Meals and entertainment
	0	0	3092	0	3032
Interest expense
	2370	625	8022	1298	9320

Total expenses	8859	45998	73346	76927	175382

Net income (loss)	(8859)	(45798)	(72746)	(76127)	$173365)

Retained earnings,
beginning of period	(164506)	(54821)	(100619)	(24492)

Deficit accumulated during
the development stage	$(173365)	$(100619)	$(173365)	$(100619)

Earnings (loss) per share
assuming dilution, after giving

Effect to a 20 for 1 stock split

Effective October 22, 1999

Net loss	$0.00	$(0.01)	$(0.02)	$(0.02)	$(0.04)
Weighted average shares outstanding	4046000	4037667	4046000	4025170	3861514

The accompanying notes are an integral part of

these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY\

FROM DECEMBER 18, 1998, (Date of Inception) TO DECEMBER 31, 2001

	Common Stock				Additional Paid-in Capital		Deficit accumul -ated during the development stage		Total
	Shares		Amount
Balance, December 18, 1998	---	$	---	$	---	$	---	$	---

Issuance of common stock for cash
December 31, 1998	100,000		100		0		0		100

Less net loss	0		0		0		(400)		(400)

Balance, December 31, 1998	100,000		100		0		(400)		(300)

Issuance of common stock for cash
March 25, 1999	100,000		100		9,900		0		10,000

Stock split 20 for 1
October 22, 1999	3,800,000		3,800		(3,800)		0		0

Issuance of common stock for cash
November 15, 19999	1,000		1		999		0		1,000

Issuance of common stock for cash
December 17, 1999	20,000		20		19,980		0		20,000

Less offering costs	0		0		(5,750)		0		(5,750)

Less net loss	0		0		0		(24,092)		(24,092)

Balance, December 31, 1999	4,021,000		4,021		21,329		(24,492)		858

Issuance of common stock for services, October 25, 2000	25,000		25		24,975		0		25,000

Net income (loss)	0		0		0		(76,127)		(76,127)

Balance, December 31, 2000	4,046,000		4,046		46,304		(100,619)		(50,269)

Less net loss	0		0		0		(76,746)		(72,746)

Balance, December 31, 2001	4,046,000		$4,046		$46,304		$(173,365)		$(123,015)

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

(With Cumulative Figures From Inception)

	Three months ended Dec. 31		Year ended December 31		From Inception, Dec. 18, 1998, to De. 31, 2001
	2001	2000	2001	2000
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)	$(8,859)	$(46,799)	$(72,746)	$(76,126)	$(173,365)

Non-cash items included in net loss
Services purchased with stock issue	0	25,000	0	25,000	25,000
Adjustments to reconcile net loss to
cash used by operating activity
Note receivable	10,000	0	10,000	0	0
Interest receivable	2,016	(200)	1,416	(800)	0
Deposits	0	0	(150)	0	(150)
Accounts payable	(5,352)	10,437	15,725	(2,246)	43,279
Loans from stockholders	0	9,937	(6,149)	11,437	5,288

NET CASH PROVIDED BY OPERATING ACTIVITIES	(2,196)	(625)	(51,904)	(42,735)	(99,948)

CASH FLOWS USED BY INVESTING ACTIVITIES	0	0			0

NET CASH USED BY INVESTING ACTIVITIES	0	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Note payable	0	0	0	25,000	25,000
Interest payable	625	625	2,500	1,298	3,798
Notes payable to stockholders	0	0	46,505	0	46,505
Interest payable to stockholders	930	0	3,410	0	3,410
Sale of common stock	0	0	0	0	4,021
Paid-in capital	0	0	0	0	27,079
Less offering costs	0	0	0	0	(5,750)

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,555	625	52,415	26,298	104,063

INCREASE IN CASH	(640)	0	511	(16,437)	$4,115

CASH AT BEGINNING OF PERIOD	4,755	3,604	3,604	20,041

CASH AT END OF PERIOD	$4,115	$3,604	$4,115	$3,604

SUPPLEMENTAL INFORMATION: Common stock and paid-in capital also include $25 and $25,975, respectively, for stock issued for services.

The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under the laws of the State of Nevada. The business purpose of the company was then to start a chain of equipment rental services. In October of 2000, the Company modified its business purpose to that of selling telecommunications equipment and services.

The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B ISSUANCE OF COMMON STOCK

On December 31, 1998 the Company sold 100,000 shares of its common stock at $.001 per share for $100 initial working capital.

On March 25, 1999, the Company completed the sale of 100,000 shares of its common stock at $.10 per share for $10,000, 1,000 shares of its common stock at $1.00 per share for $1,000 on November 15, 1999 and 20,000 shares of its common stock at $1.00 for $20,000 on December 17, 1999. The proceeds were used for working capital and to start a chain of equipment rental services.

On October 25, 2000 the Company issued 25,000 shares of its common stock at $1.00 per share for consulting services valued at $25,000.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4(2) of the Securities Act.

NOTE C NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from "Prime Equipment Corp." to "Prime Equipment, Inc." and increased its authorized capital stock to 74,000,000 shares of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares, 50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved in increase in the authorized number of common shares from 50,000,000 to 500,000,000 and an increase in the number of preferred shares from 24,000,000 to 100,000k000. The increase did not become effective because proxy materials were not issued and shareholder approval was not obtained.

PRIME EQUIPMENT, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND DECEMBER 31, 2000

(continued)

NOTE D STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were 4,000,000 shares of common stock outstanding.

NOTE E EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F NOTES PAYABLE

On May 23, 2000, the company received $25,000 cash and issued its unsecured note maturing April 30, 2001 (now extended to April 30, 2002) with simple interest at the rate of 10% per annum.

NOTE G LINES OF CREDIT AND NOTES PAYABLE TO STOCKHOLDERS

As of January 10, 2001 two stockholders extended lines of credit of $100,000 each to the company. All credit drawn by the Company is documented by Promissory Notes, unsecured, payable on demand, with interest at the rate of 8% per annum, compounded annual. In the event of default by the Company the interest rate increases to 10%.

Total credit extended under the two $10,000 lines of credit as of December 31, 2001 was $26,405 and $20,100, respectively, for a total of $46,505.

NOTE H RELATED PARTY TRANSACTIONS.

Stockholders have loaned funds without charges for interest to pay on-going expenses of the Company. The total of such advances was $5,288 as of December 31, 2001.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

Page Number

INDEPENDENT ACCOUNTANT'S REPORT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . 1

FINANCIAL STATEMENT

. . . . . . . . Balance Sheets .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . 2

. . . . . . . . Statements of Operations and Deficit

. . . . . . . . Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . .  6-7

David E. Coffey 3651 Lindell Road, Suite I, Las Vegas, Nevada 89103

__________________________________________________________________________________

Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders

of Prime Equipment, Inc.

Las Vegas, Nevada

I have audited the accompanying balance sheets of Prime Equipment, Inc. (a development stage company) as of December 31, 2000, and December 31, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 (date of inception) to December 31, 2000. These statements are the responsibility of Prime Equipment, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Prime Equipment, Inc. as of December 31, 2000, and December 31, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the years then ended, as well as the cumulative period from December 18, 1998 in conformity with generally accepted accounting principles.

David E. Coffey, C. P. A.

Las Vegas, Nevada

February 8, 2001

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

BALANCE SHEETS

	December 31,	December 31,
	2000	1999
	------------------	------------------
ASSETS

Cash	$3,604	$20,041
Notes receivable	10,000	10,000
Interest receivable	1,416	617
	------------------	------------------
Total Assets	$15,020	$30,658
	===========	===========

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	$27,554	$29,800
Note payable	25,000	0
Interest payable	1,298	0
Loans from stockholders	11,437	0
	------------------	------------------
Total Liabilities	65,289	29,800

Stockholders' Equity
Common stock, authorized 500,000,000
shares at $.001 par value, issued and
outstanding 4,046,000 shares and
4,021,000 shares, respectively, after
giving effect to a 20:1 stock split effective
October 22, 1999	4,046	4,021
Preferred stock, authorized 100,000,000
shares at $.001 par value, none issued
or outstanding	0	0
Additional paid-in capital Deficit accumulated during the	46,304	21,329

development stage	(100,619)	(24,492)
	------------------	------------------
Total Stockholders' Equity	(50,269)	858

Total Liabilities and Stockholders' Equity	$15,020	$30,658
	===========	===========
The accompanying notes are an integral part of
these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF OPERATIONS AND DEFICIT

ACCUMULATED DURING THE DEVELOPMENT STAGE

( With Cumulative Figures From Inception )

	Three months ended Dec. 31,		Year ended December 31,		From Inception
	-----------------------------------------		-----------------------------------		Dec. 13, 1998, to
	2000	1999	2000	1999	Dec. 31, 2000
	--------------	----------------	-----------	--------------	-----------------------
Income	$200	$200	$800	$617	$1,417

Expenses
Organizational expense
	0	0	0	0	400
Consulting
	25,000	23,250	50,000	23,650	73,650
Office expenses
	890	0	890	59	949
Fees
	450	0	887	0	887
Rent
	1,495	0	1,495	0	1,495
Professional fees
	12,141	1,000	16,960	1,000	17,960
Travel expenses
	5,397	0	5,397	0	5,397
Interest expense
	625	0	1,298	0	1,298
	--------------	----------------	-----------	--------------	----------------------
Total expenses	45,998	24,250	76,927	24,709	102,036

Net income (loss)	(45,798)	(24,050)	(76,127)	(24,092)	$(100,619)
					=============
Retained earnings,
Beginning of period	(54,821)	(442)	(24,492)	(400)
	--------------	----------------	-----------	--------------
Deficit accumulated during
The development stage	$(100,619)	$(24,492)	$(100,619)	$(24,492)
	========	=========	======	========

Earnings (loss) per share
assuming dilution, after giving

effect to a 20 for 2 stock split

effective October 22, 1999

Net loss	$(0.01)	$(0.01)	$(0.02)	$(0.13)	$(0.03)
	========	=========	======	========	=============
Weighted average shares
outstanding	4,037,667	4,007,333	4,025,170	185,167	3,772,960
	========	=========	===	========	=============
The accompanying notes are an integral part of
these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FROM DECEMBER 18, 1998, ( Date of Inception ) TO DECEMBER 31, 2000

	Common Stock				Additional Paid-in Capital		Deficit accumul- ated during the development stage		Total
	Shares		Amount
Balance, December 18, 1998	---	$	---	$	---	$	---	$	---

Issuance of common stock for cash
December 31, 1998	100,000		100		0		0		100

Less net loss	0		0		0		(400)		(400)

Balance, December 31, 1998	100,000		100		0		(400)		(300)

Issuance of common stock for cash
March, 1999	100,000		100		9,900		0		10,000

Stock split 20 for 1
October 22, 1999	3,800,000		3,800		(3,800)		0		0

Issuance of common stock for cash
November, 1999	1,000		1		999		0		1,000

Issuance of common stock for cash
December, 1999	20,000		20		19,980		0		20,000

Less offering costs	0		0		(5,750)		0		(5,750)

Less net loss	0		0		0		(24,092)		(24,093)

Balance, December 31, 1999	4,021,000		4,021		21,329		(24,492)		857

Issuance of common stock for services	25,000		25		24,975		0		25,000

Net income (loss)	0		0		0		(76,127)		(76,126)

Balance, December 31, 2000	4,046,000		4,046		46,304		(100,619)		(50,269)

The accompanying notes are an integral part of these financial statements

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

STATEMENTS OF CASH FLOWS

( With Cumulative Figures From Inception )

	Three months ended Dec. 31,		Year ended December 31,		From Inception,
	----------------------------------------		----------------------------------		Dec. 18, 1998, to
	2000	1999	2000	1999	Dec. 31, 2000
	-----------------	----------------	----------------	--------------	-----------------------
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net income or (loss)	$(45,799)	$(24,050)	$(76,126)	$(24,092)	$(100,619)
Non-cash items included in net loss	0	0	0	0	0
Adjustments to reconcile net loss to
cash used by operating activity
Note receivable	0	0	0	(10,000)	(10,000)
Interest receivable	(200)	(200)	(800)	(617)	(1,416)
Accounts payable increase	10,437	29,000	(2,246)	29,400	27,554
Loans from stockholders	9,937	0	11,437	0	11,437
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
OPERATING ACTIVITIES	(25,625)	4,750	(67,735)	(5,309)	(73,044)

CASH FLOWS USED BY
INVESTING ACTIVITIES	0	0	0	0	0
	----------------	----------------	----------------	--------------	------------------
NET CASH USED BY
INVESTING ACTIVITIES	0	0	0	0	0

CASH FLOWS FROM FINANCING
ACTIVITIES
Note payable	0	0	25,000	0	25,000
Interest payable	625	0	1,298	0	1,298
Sale of common stock	0	3,821	0	3,921	4,021
Issue of common stock for services	25	0	25	0	25
Paid-in capital	24,975	17,179	24,975	27,079	52,054
Less offering costs	0	(5,750)	0	(5,750)	(5,750)
	----------------	----------------	----------------	--------------	------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES	25,625	15,250	51,298	25,250	76,648
	----------------	----------------	----------------	--------------	------------------
NET INCREASE IN CASH	0	20,000	(16,437)	19,941	$3,604
					===========
CASH AT BEGINNING OF PERIOD	3,604	41	20,041	100
	----------------	----------------	----------------	--------------
CASH AT END OF PERIOD	$3,604	$20,041	$3,604	$20,041
	=========	========	========	=======
The accompanying notes are an integral part of these financial statements.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on December 18, 1998, under

the laws of the State of Nevada. The business purpose of

the Company was then to start a chain of equipment rental services.

In October of 2000, the Company modified its business purpose to that of selling telecommunication equipment and services.

The Company will adopt accounting policies and procedures

based upon the nature of future transactions.

NOTE B SALE OF COMMON STOCK

In March of 1999, the Company completed the sale of 100,000

shares of its common stock at $.10 per share or $10,000,

1,000 shares of its common stock at $1.00 per share for $1,000 in

November of 1999 and 20,000 shares of its common stock at

$1.00 for $20,000 in December of 1999.

All of the above shares were issued pursuant to an exemption from registration requirements under Section 4 (2) of the Securities Act.

NOTE C NAME CHANGE AND INCREASE IN AUTHORIZED CAPITAL

On October 28, 1999, the Company changed its name from

"Prime Equipment Corp." to "Prime Equipment, Inc." and

increased its authorized capital stock to 74,000,000 shares

of $.001 per share par value from 50,000,000 shares of $.001 per share par value. Of the 74,000,000 authorized shares,

50,000,000 are common stock and 24,000,000 are preferred stock.

On July 20, 2000, the Board of Directors approved a resolution to increase the authorized number of common shares from 50,000,000 to 500,000,000 and increase the number of preferred shares from

24,000,000 to 100,000,000.

NOTE D STOCK SPLIT

On October 22, 1999, the Company approved a twenty to one

stock split. Prior to the stock split there were 200,000 shares of common stock outstanding and after the stock split there were

4,000,000 shares of common stock outstanding.

PRIME EQUIPMENT, INC.

( A DEVELOPMENT STAGE COMPANY )

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2000, AND DECEMBER 31, 1999

(continued)

NOTE E EARNINGS (LOSS) PER SHARE

Basic EPS is determined using net income divided by the

weighted average shares outstanding during the period.

Diluted EPS is computed by dividing net income by the

weighted average shares outstanding, assuming all dilutive

potential common shares were issued. Since the Company

has no common shares that are potentially issuable, such as

stock options, convertible securities or warrants, basic and diluted EPS are the same.

NOTE F NOTE PAYABLE

On May 23, 2000, the Company received $25,000 cash and issued its Note maturing April 30, 2001 with simple annual interest at the rate of 10% per annum. The note is unsecured.

NOTE G EXCHANGE OF COMMON STOCK FOR SERVICES

On November 1, 2000 the Company issued 25,000 shares of its

common stock in exchange for consulting services valued at

$25,000, or $1.00 per share.

NOTE H RELATED PARTY TRANSACTIONS

Effective October 1, 2000 the Board of Directors approved as necessary and reimbursable the travel expenses of two of its stockholders actively engaged in development of the Company.

NOTE I RENTAL AND OFFICE SERVICES AGREEMENT

Effective October 1, 2000 the Board of Directors approved monthly payments of $300 for rental of office space and reimbursement for actual office expenses incurred on behalf of the Company.

PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION

Exhibit No.	Description

3.0	Articles of Incorporation
3.1	Amended Articles of Incorporation
3.2	Bylaws
3.3	Corporate Charter
10.1	Buy/Sell Agreement
10.2	Loan Agreement
10.3	Lease Agreement
10.4	Letter of Amendment to Lease Agreement
10.5	Agreement with Datico
27.0	Financial Data Schedule
99.1	Promissory Note - Elio Guglielmi
99.2	Promissory Note - Giovanni Iachelli
99.3	AIC Letter of Intent to do Business

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly

authorized.

Prime Equipment, Inc. (Registrant)

Date: October 2, 2002

By:

/S/ Perry Guglielmi

/s/ Perry Guglielmi

Perry Guglielmi, President, and duly authorized officer.